UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S PROFIT FOR THE FIRST QUARTER 2017 REACHED $23.5 MILLION, OR $0.60 PER SHARE, UP 76% QoQ ON LOWER CREDIT PROVISION CHARGES, STABLE YoY

PANAMA CITY, REPUBLIC OF PANAMA, April 21, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter (“1Q17”) ended March 31, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q17	4Q16	1Q16
Key Income Statement Highlights
Total income	$38.3	$43.2	$37.0
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$3.7	$17.7	$1.2
Operating expenses (1)	$11.2	$12.1	$12.4
Profit for the period	$23.5	$13.3	$23.4
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.60	$0.34	$0.60
Return on Average Equity (“ROAE”) (3)	9.4%	5.3%	9.6%
Return on Average Assets (“ROAA”)	1.39%	0.73%	1.22%
Net Interest Margin ("NIM") (4)	2.02%	2.05%	2.06%
Net Interest Spread ("NIS") (5)	1.71%	1.79%	1.85%
Efficiency Ratio (6)	29%	28%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,141	$6,444	$6,914
Treasury Portfolio	$91	$108	$282
Total assets	$7,067	$7,181	$7,670
Total stockholders' equity	$1,019	$1,011	$983
Market capitalization (7)	$1,088	$1,153	$945
Tier 1 Basel III Capital Ratio (8)	19.0%	17.9%	15.9%
Total assets / Total stockholders' equity (times)	6.9	7.1	7.8
Liquid Assets / Total Assets (9)	17.3%	14.0%	9.7%
NPL to Loan Portfolio	1.14%	1.09%	0.43%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to Commercial Portfolio	1.89%	1.73%	1.40%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.7	3.4

1Q17 Highlights

Reported results:

•	Bladex’s 1Q17 Profit totaled $23.5 million, up 76% compared to the previous quarter, mostly on lower provisions for expected credit losses (“ECL”), and stable YoY as the effect of higher total income and improved efficiency was offset by provisions for ECL on certain exposures.

•	Net Interest Income reached $34.4 million in 1Q17 (-9% QoQ, -13% YoY), on lower average loan portfolio balances from continued efforts to reduce country, industry and client concentrations, focus on short-term trade lending, and seasonally lower demand in most countries of the Region.

•	Fees and Other Income totaled $3.7 million in 1Q17 (-22% QoQ, +31% YoY), on increased business activity in letters of credit, partially offset by lower commissions from the syndication business, while several transactions are currently in process.

Key performance metrics:

•	Annualized Return on Average Equity (“ROAE”) reached 9.4% in 1Q17 vs. 5.3% in 4Q16 and 9.6% in 1Q16, on improved profits QoQ, despite higher levels of capitalization. Annualized Return on Average Assets (“ROAA”) was 1.39% (+66 bps QoQ, +17 bps YoY).

•	1Q17 Net Interest Margin remained relatively stable at 2.02% (-3 bps QoQ, -4 bps YoY), as lower average lending portfolio balances and the portfolio mix shift towards lower risk exposures were compensated by higher market rates and stable funding spreads.

•	The 1Q17 Efficiency Ratio stood at 29%, (+1 ppt QoQ, -4 ppts YoY), as operating expenses decreased 8% QoQ and 9% YoY, and total income increased 3% YoY, while seasonally lower QoQ (-11%).

•	The Tier 1 Basel III Capital Ratio strengthened to 19.0% at the end of 1Q17, compared to 17.9% a quarter ago, and 15.9% a year ago, on increased capitalization (+1% QoQ, +4% YoY), and reduced levels of risk-weighted assets (-5% QoQ, -13% YoY).

Commercial Portfolio & Quality:

•	The 1Q17 average and EoP Commercial Portfolio balances totaled $6.2 billion (-8% QoQ, -12% YoY), and $6.1 billion (-5% QoQ, -11% YoY), respectively, reflecting the Bank’s continued focus on expanding its short-term trade finance book and reducing certain country, industry and client risk concentrations, as well as seasonally lower loan demand in most of the Region.

•	Non-performing loan (“NPL”) exposures remained unchanged QoQ at $65.4 million, representing 1.14% of lower gross loan portfolio (“Loan Portfolio”) balances at the end of 1Q17, and 1.09% of the Loan Portfolio a quarter ago, compared to an NPL balance of $28.0 million, or 0.43% of the Loan Portfolio, a year ago. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances increased to 1.89% (+16 bps QoQ, +49 bps YoY) on higher provisions for ECL and lower Commercial Portfolio balances.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 1Q17 results: “Historically, we have come to expect seasonally lower activity during first quarters due to a variety of reasons, and this quarter was certainly not an exception to this track record. The operating environment remained relatively volatile throughout the first quarter, with continued political and economic noise coming from international fronts as well as from several countries in the Region, and this put in our view an additional damper on lending activity in the Region. Adding to that is Bladex’s internal focus on maintaining strict lending discipline, as we continue to shape the portfolio mix towards greater trade content, shorter average durations and lesser country, sector and client concentrations.

Despite this backdrop, however, Bladex was able to stabilize its operating performance at more satisfactory levels. We believe that the time is now to successfully execute a significant mix shift towards lower risk exposures, as the current rate environment, with gradually and continuously rising market rates (i.e. LIBOR), and strong lending spreads helps buttress the impact on net interest margin and spreads. On the funding side we continue to benefit from stable, even contracting spreads as our well diversified presence in global debt capital markets helps us access economical sources of funding, combined with the high level of deposit balances from our Central Bank shareholders and other clients which helped to mitigate the impact of rising market rates. Allowances for ECL increased QoQ reflecting protracted progress in certain ongoing restructuring negotiations. While there were no new credit quality concerns emerging in our portfolio, the time factor involved in certain restructuring proceedings, particularly in Brazil, is reflected in our conservative, forward-looking reserving approach.

Progress is also being made in our fee and commission income activities, as activity in our letters of credit business increased on the basis of greater diversification of clients, and as several syndication transactions advanced to the final stages. We expect announcements of successful closings during the second quarter, while the pipeline of transactions looks promising with regard to further closings during the second half of the year.

Over the recent years, Bladex has made significant investments, both culturally and technology-wise, in improving internal processes and workflows to achieve greater levels of operational efficiency. This has allowed us to become more flexible in adapting to a more volatile operating environment, and to post ever improving efficiency ratios year after year. We are far from being done in this regard, as we expect to increase the scale of operations going forward as market conditions permit, without needing to significantly add cost.

And that brings me to growth expectations for the remainder of the year: While we are arguably off to a slow start in terms of asset growth, we do believe the operating environment is poised to improve as the year progresses. Our expectations going into the year were “back-loaded” in terms of growth evolution over the year, and profit evolution is on track according to plan; hence we think adjustments to our growth targets would not necessarily be warranted at this time. We remain cautiously optimistic, and alert to possible risks and opportunities.” Mr. Amaral concluded.

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RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held on April 19, 2017, in Panama City, Panama, Messrs. Javier González Fraga and José Alberto Garzón were elected as Directors representing Class “A” shareholders, and Mr. Mario Covo was re-elected as Director of the Bank representing Class “E” shareholders. Furthermore, shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2017, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At a meeting held April 18, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2017. The dividend will be paid on May 18, 2017, to stockholders registered as of May 3, 2017.

▪	Closing of a new 4-Year Global Syndicated Loan: On March 31, 2017, the Bank successfully closed a US$193 million four-year syndicated loan with the participation of existing syndications lenders and new financial institutions. Mizuho Bank Ltd. acted as Mandated Lead Arranger and Book-runner and the Bank of Yokohama Ltd. as Lead Arranger. The list of arrangers and participants comprised banks from Japan, Taiwan, Korea and the United States. This transaction reinforces the Bank´s diversified funding base and enhances its franchise in global financial markets, especially in Asia, where the investor base has continually expanded over the years.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2017, Bladex had disbursed accumulated credits of approximately $247 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 21, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 13018646.

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For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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